Exhibit 99.1

GreenPower Reports Record Deliveries of More Than 120 All-Electric Vehicles in Q4

LOS ANGELES, April 10, 2023 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced that it delivered more than 120 vehicles during the fourth quarter that ended March 31, 2023, a substantial increase over previous quarters. The majority of the deliveries were EV Star Cab and Chassis, but also included EV Star Cargoes, EV Stars, EV 250 thirty-foot low floor transit buses, and a Type D BEAST all-electric school bus.

"GreenPower demonstrates strong growth with our third consecutive quarter of record deliveries with more than 120 vehicles delivered to customers across the country. This increase represents a six-fold increase from a year ago," said GreenPower CEO Fraser Atkinson. "We look forward to continue building on the momentum with our current order book and strong demand across our entire product portfolio."

During the quarter, GreenPower continued growing its dealer network for both school buses and commercial vehicles with announcements of K. Neal as a dealer for school buses in Maryland and Washington, D.C., and New England Truck Solutions for medium and heavy-duty commercial vehicles in Boston and Rhode Island. The dealer expansion in Boston and Rhode Island coincided with the announcement of GreenPower vehicles becoming eligible for the Commercial Clean Vehicle Credit of up to $40,000 under the Inflation Reduction Act.

GreenPower also delivered the first of its new all-electric, purpose-built refrigerated box truck in the fourth quarter. This revolutionary offering is unique as the unit gets its power directly from the high-voltage battery and the design is believed to be 20% more efficient and 10% lighter than any comparable low-voltage unit currently sold in the U.S.

"GreenPower continues to set the pace as a leader in innovation, design, manufacturing and delivery of purpose-built, all-electric medium and heavy-duty vehicles," said GreenPower President Brendan Riley. "As we increasingly book new orders and consistently deliver these all-electric vehicles at accelerated rates, GreenPower separates itself from the field as a market leader."

In addition, GreenPower today provided a quarterly update with respect to the Company's at-the-market equity offering program implemented on September 16, 2022 pursuant to a Sales Agreement (the "Sales Agreement") with Roth Capital Partners, LLC (the "Agent"). For the three months ended March 31, 2023 GreenPower issued a total of 1,106,864 common shares through the facilities of Nasdaq at an average share price of $3.43 per share for gross proceeds of $3,795,681. Pursuant to the Sales Agreement, a cash commission of $104,381 was paid to the Agent resulting in net proceeds of $3,691,300.

Contacts

Fraser Atkinson, CEO
(604) 220-8048

Brendan Riley, President
(510) 910-3377

Michael Sieffert, CFO
(604) 563-4144

Allie Potter
Skyya PR for GreenPower
(218) 766-8856
greenpower@skyya.com

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts, and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond GreenPower's control, such as whether the vehicle deliveries during the quarter ended December 31, 2022 will all be recognized in revenue during the quarter, or whether GreenPower will attain an order backlog of 2,000 vehicles, among other factors. A number of important factors, including those set forth in other public filings (filed under the Company's profile on www.sedar.com), could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts are in US dollars © 2023 GreenPower Motor Company Inc. All rights reserved.